AfterrHome

Pioneering the Future of **Home** Inspections



Home Inspections to be changed forever!



1970s-

Pre-purchase
inspections begin

1980s-

Home Inspections
remain traditional

Today

AfterrHome introduces
remote live stream inspections

Remote Home Inspections are the future…

…and they're already creating happier realtors and homebuyers



95%
Realtor Satisfaction
Realtors report that remote home inspections are convenient

92%
Faster Reporting Time
Instant inspection results decrease wait time by 92%

100%
Less Travel Time
Live streaming allows buyers to view inspections without leaving work/home

Current **Process**

Home Buyers have one option for home inspection services…



In Person
Home Inspection

1

1-7 Days
Inspection **Reporting**

2

100% out of the
pocket **Expense**

3

The  Problem



Reputable Inspectors

Finding reputable
inspectors can be difficult



Physical Presence

Everyone's schedule
must align



Prolonged Closing Time

1-7-day inspection report
turnaround; More upfront costs
negatively affects repair budget

IMAGINE...

…if you could attend your **home inspection** without having to leave work or your home?



The Solution

AfterrHome is THE platform that changes the future of home inspections

Bringing the buyer, realtor and inspector together for remote live stream inspections


AfterrHome
Forget Everything You Know
About Home Related Inspections
BOOK INSPECTION
Watch the video
Rental | Chimney | Termite | Irrigation | Pool | Asbestos | Septic | Thermal
Realtors and Homeowners are

- Payment Installment Options
- Post-Inspection Follow-up
- Bundle Service Packaging
- Neighborhood Environmental Data

Live Stream Inspections | **SMART** Inspection Reports | **Multi-Screen Sharing** | **Instant** Inspection Reports

The Solution

Remote Live Stream Inspections dramatically decrease closing time



✓ Faster reports, quicker repairs

✓ Notifies buyer of areas of concern

Remote Live Stream Inspections!
View your inspection via live stream from anywhere

Collaborate!
Share your livestream link with your realtor and other important people

50%
Increase in productivity when not required to Physically attend inspection

15 mil hrs
15 mil. productivity hours recovered by eliminating travel + in personal attendance for the 5 mil. homebuyers per year

Collaborate with your realtor and home inspector with RLSIs no matter where you are!

REAL TIME

Be a part of the inspection
Talk with your home inspector as they give you real-time feedback and answers regarding your prospective home

Market **Opportunity**

It's a massive opportunity that will continue to grow!

128.58 M
Households in the U.S.

5 M
Households sold
in the U.S., annually



„Real estate is always a great investment"
Daniel Lesniak



Why Now?

The opportunity exists today to build and become the platform for the future of home inspections.

Demand Rising

Due to COVID-19 pandemic, remote services have taken off, but there is no go-to solution for home inspections.

Society is ready

Consumers have become acclimated to using live stream services for work, social events and entertainment.

Consumer Convenience

Technology has allowed consumers to expect convenient options for all services.



Revenue Model

02
Preventative Care
Maintenance Plan

$99.99
/month

Join Us

01
AH Inspections

$500.00

Join Us

03
AfterrHomeX
Rewards Membership

$14.99
/month

Join Us



The Timeline

Raising **$250 K** to power the future of home inspections

Funding round to polish consumer + enterprise features and expand

$250K Round — Today

- Polish RLSIs Feature
- Expand Personnel
- Integrate SMART Report

Brokerage Partnership — Q1 2021

- Integrate Contractor/Repair End
- Expand to high demand states

Series A — Q4 2021

AfterrHome will be the platform that brings home buyers, realtors and home inspectors together for remote live stream inspections.



The Team

The Right Mix of Passion and Experience



Michael Floyd

CEO/Co-Founder

With over 10 years of experience in the real estate industry and 13 licenses and or certifications in the home inspection industry. Michael is considered an industry expert and has a passion for the environment.



Lenora T. Felder

COO/Co-Founder

With a doctorate in Urban & Social Policy and over 7 years in strategic operation of communities; Lenora is well-respected and sought after in her field.

CONTACT US



👤 Michael Floyd Founder/CEO

✉ michaelf@afterrhome.com

AfterrHome